FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Item 1.	Press release entitled, “Companies Act 1985 Section 198 – Disclosure of Interest in Voting Shares in Public Companies”, dated 14 July 2004.

Item 2.	Press release entitled, “AstraZeneca PLC – Second Quarter and Half Year Results 2004”, dated 22 July 2004.

Item 3.	Press release entitled, “AstraZeneca PLC – Second Quarter and Half Year Results 2004 – Consolidated Profit & Loss Account”, dated 22 July 2004.

Item 4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 July 2004.

Item 5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 July 2004.

Item 6.	Press release entitled, “Companies Act 1985 Section 198 – Disclosure of Interest in Voting Shares in Public Companies”, dated 28 July 2004.

Item 7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 July 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 August 2004	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 13 JULY 2004 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 9 JULY 2004 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD INCREASED TO 265,952,778 SHARES (15.89 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 264,149,333 SHARES (15.76 PER CENT). THE REASON FOR THIS ANNOUNCEMENT IS THAT, WITHIN THE SAID HOLDING OF 15.89 PER CENT OF THE ISSUED ORDINARY CAPITAL OF ASTRAZENECA PLC, CAPITAL GUARDIAN TRUST COMPANY, AN AFFILIATE OF THE CAPITAL GROUP COMPANIES, INC., HAS INCREASED ITS INTEREST IN THESE SHARES TO 101,043,504 SHARES (6.04 PER CENT).

G H R MUSKER
COMPANY SECRETARY
14 JULY 2004

Item 2

AstraZeneca PLC

Second Quarter and Half Year Results 2004

"Strong performance from growth products delivers 11 percent increase in sales for the second quarter. Dividend increased by 15 percent."

Financial Highlights

Group	2nd Quarter	2nd Quarter	Actual	CER	Half Year	Half Year	Actual	CER
	2004	2003	%	%	2004	2003	%	%
	$m	$m			$m	$m
Sales	5,288	4,436	+19	+11	10,362	9,171	+13	+5
Operating Profit	1,111	889	+25	+15	2,190	2,161	+1	-5
Profit before Tax	1,139	921	+24	+15	2,247	2,214	+1	-5

Earnings per Share	$ 0.50	$ 0.39	+28	+18	$ 0.97	0.93	+4	-3

All narrative in this section refers to growth rates at constant exchange rates (CER)

  Second quarter sales were $5,288 million, up 11 percent. Sales in the first half were $10,362 million, up 5 percent.

  Second quarter sales in the US increased by 17 percent, resulting in 3 percent growth for the first half. In markets outside the US, first half sales growth was 7 percent.

  Adjusted for wholesaler stock movements, sales for key growth products in the first half increased by approximately 35 percent.

  Operating profit in the second quarter was up 15 percent. For the first half, operating profit was down 5 percent as a result of the phasing of investments in R&D and SG&A.

  Other income of $129 million in the second quarter includes the gain on the sale of the Durascan generics business in Denmark.

  The Board has recommended a 15 percent increase in first interim dividend to $0.295.

  Nexium™ sales in the first half increased by 20 percent to $1,826 million.

  Sales for Crestor™ were $336 million in the first half. In the week ending 9 July, Crestor™ share of new prescriptions in the US statin market was 6.8 percent.

  Seroquel™ sales were up 27 percent in the first half to $936 million. New clinical data demonstrating efficacy in the treatment of bipolar depression was presented at the American Psychiatric Association congress on 6 May.

  First launch for Exanta™ occurred in Germany on 21 June, for the prevention of venous thromboembolism associated with hip and knee replacement surgery.

  Company continues to anticipate earnings per share in the range of $2.00 to $2.15.

Sir Tom McKillop, Chief Executive, said: "The 35 percent increase in sales of growth products, with strong performances from Arimidex™, Crestor™, Iressa™, Nexium™, Seroquel™ and Symbicort™ contributed to a good first half. Although the world pharmaceutical market is becoming increasingly challenging, AstraZeneca is well placed with its newer products to deliver good growth."

London, 22 July 2004

Photos of Sir Tom McKillop, Chief Executive and Jonathan Symonds, Chief Financial Officer are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca.

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom (Wilmington)	(302) 886 7858
Analyst/Investor Enquiries:	Mina Blair-Robinson/ Jonathan Hunt (London)	(020) 7304 5084/5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (USA)	(302) 886 4065 /(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Sales in the second quarter were $5,288 million, up 19 percent on a reported basis, including a positive exchange benefit of 8 percent. Sales outside the US were up 7 percent. In the US second quarter sales increased by 17 percent versus 2003. Excluding inventory movements, underlying growth in the US was estimated to be 11 percent. Further analysis of the stock movements in the current and prior periods is found on page 6 of this press release.

Expenditures in R&D and SG&A were $3,042 million in the second quarter, broadly in line with the level of spending in the last several quarters, but up 14 percent in CER terms versus the second quarter 2003 (up 24 percent on a reported basis, including a 10 percent currency impact). Operating profit was up 15 percent at CER (up 25 percent as reported). Earnings per share in the second quarter was $0.50 versus $0.39 in 2003.

In the US market, good underlying growth was seen for Nexium™ (up 14 percent), Toprol-XL™ (up 27 percent), Seroquel™ (up 30 percent) and Arimidex™ (up 46 percent). New products also contributed to the strong quarter. Iressa™ sales were $49 million, with prescriptions up 17 percent versus the first quarter 2004. Crestor™ sales were $113 million. In a highly competitive statin market, Crestor™ share of new prescriptions in the week ending 9 July was 6.8 percent. The unfounded challenges to Crestor™ safety have impacted somewhat upon the excellent progress being made in the market. The Company reaffirms its confidence in Crestor™, with its outstanding efficacy at a comparable risk to the currently marketed statins.

Sales outside the US reflected strong growth for Seroquel™ (up 36 percent), Nexium™ (up 27 percent), Symbicort™ (up 42 percent) and Arimidex™ (up 45 percent). The most recently launched products also performed well. Crestor™ sales outside the US were $94 million; Iressa™ sales were $54 million, up 65 percent.

The successful completion of the European Union Mutual Recognition Procedure for the first indication for Exanta™-prevention of venous thromboembolic events in elective hip and knee replacement surgery-was announced on 5 May. Germany was the first country to launch, on 21 June. Regulatory submissions for the first chronic indications, including the prevention of stroke in patients with atrial fibrillation, remain under review in the EU and the US.

First Half

First half sales were $10,362 million, up 13 percent on a reported basis, including a positive exchange benefit of 8 percent. Sales outside the US increased by 7 percent. In the US, the second quarter sales performance lifted the reported growth rate in the first half to 3 percent over last year. This remains below the estimated underlying growth of 11 percent as a result of a net destocking versus the first half of last year, together with a recalibration of excess inventory as further experience has been gained in the implementation of inventory management agreements.

Operating profit in the first half was up 1 percent on a reported basis, but was down 5 percent in CER terms. Earnings per share was $0.97 for the first half versus $0.93 in 2003. The Board has recommended a 15 percent increase in first interim dividend to $0.295 (16.0 pence; SEK 2.20) to be paid on 20 September 2004.

Future Prospects

The Company continues to anticipate full year earnings per share in the range of $2.00 to $2.15. As previously indicated, strong earnings growth is expected in the second half, fuelled by continuing strong performance from the key growth products and a slowing in the rate of cost growth. Factors which may mitigate include overall US prescription volumes, net realised prices and the reversal of some of the year to date currency benefits.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™, Arimidex™, and Iressa™), the successful registration and launch of Exanta™, the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the Annual Report and Form 20-F Information 2003.

2

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	SecondQuarter		CER %	Half Year		CER %

	2004	2003		2004	2003

Losec™/Prilosec™	531	714	-33	1,071	1,406	-32
Nexium™	891	631	+36	1,826	1,466	+20

Total	1,439	1,362	-	2,935	2,907	-6

  Second quarter sales for Nexium™ in the US were up 39 percent. Though trade inventories were reduced during the quarter, the destocking was less than the second quarter last year. Total prescriptions in the US for Nexium™ were up 10.6 percent in the second quarter versus last year, with total tablets dispensed up 18 percent. New prescription volume in the US PPI market has softened as a result of competition from Prilosec™ OTC, however, Nexium™ new prescription market share in June is up 0.4 points from March.

  Nexium™ sales in the US for the first half increased by 16 percent, which remains somewhat below estimated underlying growth of 22 percent.

  Nexium™ sales outside the US were up 27 percent in the second quarter and up 32 percent in the first half, with good growth in France (up 38 percent) and Germany (up 26 percent).

  Prilosec™ sales in the US were down 60 percent in the second quarter and 64 percent in the first half, in line with a 69 percent decline in prescriptions through June year to date.

  Outside the US, sales of Losec™ were down 13 percent in the quarter and 10 percent year to date, although sales in Japan were up 23 percent in the first half.

Cardiovascular

	SecondQuarter		CER %	Half Year		CER %

	2004	2003		2004	2003

Seloken™ /Toprol-XL™	320	380	-19	653	748	-16
Atacand™	216	152	+ 30	425	358	+ 8
Plendil™	148	129	+ 10	259	239	+ 2
Zestril™	117	118	- 10	222	226	- 13
Crestor™	207	9	n/m	336	12	n/m

Total	1,193	967	+ 15	2,248	1,936	+ 8

  Toprol-XL™ trade inventories in the US continued to unwind during the second quarter. As a result, reported sales in the US were down 26 percent versus last year. For the first half, sales growth in the US (down 21 percent) remains significantly below the 19 percent increase in total prescriptions through June. Seloken™ sales outside the US were up 6 percent in the quarter and 4 percent in the first half.

  Atacand™ prescriptions in the US were slightly lower in the first half (down 2 percent). Reported sales growth in the first half (down 9 percent) represents partial recovery from the 33 percent decline in the first quarter due to inventory movements. Atacand™ sales outside the US were up 18 percent in the first half.

  Regulatory applications have been submitted in the EU and the US seeking approval for a new indication for Atacand™, for the treatment of chronic heart failure.

3

AstraZeneca PLC
  Second quarter sales for Crestor™ were $113 million in the US and $94 million in other markets.

  Launch rollouts continue, as Crestor™ has now been approved in 61 markets and launched in 48.

  Uptake has been excellent during the recent launches in France and Italy. Crestor™ value share of the statin market in France after just 17 weeks is 2.8 percent, and in Italy Crestor™ has 6.1 percent share in its thirteenth week on the market. Further progress has been made in the earlier launch markets. Crestor™ market share of the total statin prescriptions in the Netherlands is 9.3 percent, 10.9 percent in Canada, and 3.7 percent in the UK in the latest months.

  In the US, a 16.3 percent share of the dynamic market segment (new and switch patients) has been achieved. Crestor™ market share of new statin prescriptions in the week ending 9 July was 6.8 percent, affected by the July 4 holiday as well as recent unfounded challenges to the safety profile of Crestor™. With an extensive clinical trials database and more than 6 million prescriptions dispensed, Crestor™ has a safety profile comparable to other marketed statins.

Respiratory

	SecondQuarter		CER %	Half Year		CER %

	2004	2003		2004	2003

Symbicort™	205	127	+ 42	393	249	+ 37
Pulmicort™	244	239	-3	526	490	+ 1
Rhinocort™	100	96	+ 1	181	186	- 6
Accolate™	23	25	- 12	53	56	- 9
Oxis™	26	29	- 20	51	60	- 27

Total	639	552	+ 7	1,287	1,115	+ 5

  Share gains in an expanding market for fixed combination products resulted in continued strong growth for Symbicort™ sales in the quarter (up 42 percent) and the first half (up 37 percent). Sales in the last four consecutive quarters were $693 million. A regulatory application seeking approval for a pressurised Metered Dose Inhaler was submitted in Europe on 9 July.

  Sales of Pulmicort™ in the first half broadly followed recent trends, as the sales decline in markets outside the US (down 6 percent) was more than offset by growth of Pulmicort™ Respules™ in the US (up 20 percent). The rate of growth for Pulmicort™ Respules™ in the US was dampened by an earlier peak in the incidence of colds, flu and respiratory illness this season compared with last year, exacerbated by net destocking of inventories compared with the first half 2003.

  Sales for Rhinocort™ Aqua in the US were down 8 percent in the first half on inventory movements. Total prescriptions were up 1 percent.

Oncology

	SecondQuarter		CER %	Half Year		CER %

	2004	2003		2004	2003

Casodex™	249	228	- 1	478	417	+ 4
Zoladex™	226	213	- 4	439	406	- 3
Arimidex™	191	143	+ 24	357	236	+ 39
Iressa™	103	47	+ 106	196	66	+ 182
Faslodex™	23	15	+ 46	49	37	+ 29
Nolvadex™	38	39	- 13	69	100	- 39

Total	834	690	+ 11	1,596	1,271	+ 15

  Casodex™ sales outside the US in the first half increased by 14 percent on growth in Japan (up 30 percent) and in Europe (up 9 percent). Underlying growth in the US was estimated at 5 percent; reported first half sales were down 19 percent compared with first half 2003 which included wholesaler stocking, particularly in the second quarter (reported sales down 29 percent versus last year).

4

AstraZeneca PLC
  Arimidex™ sales outside the US increased by 47 percent in the first half, as usage increases in the treatment of early breast cancer. Sales in Europe were up 53 percent and Japan posted a 37 percent increase. Total prescriptions for Arimidex™ in the US are up 44 percent through June on further gains in market share. Sales growth rates in the quarter (unchanged) and in the first half (up 29 percent) are chiefly a function of wholesaler stocking in the first half of last year.

  Iressa™ sales in the US were $49 million in the second quarter, bringing the total for the first half to $100 million. Retail prescriptions in the US were up 17 percent versus the first quarter 2004, to nearly 26,000. Sales in Japan were $63 million in the first half, up 40 percent. To date more than 160,000 patients have been treated with Iressa™ in either a commercial, expanded access or clinical trial setting.

  Sales of Faslodex™ in the first half include $4 million from the early launch markets in Europe, following marketing approval in March of this year.

Neuroscience

	SecondQuarter		CER %	Half Year		CER %

	2004	2003		2004	2003

Seroquel™	488	270	+ 75	936	714	+ 27
Zomig™	91	54	+ 56	186	162	+ 6

Total	866	563	+ 46	1,678	1,370	+ 16

  Total prescriptions for Seroquel™ in the US continue to grow strongly, up 33 percent through June. Seroquel™ share of new prescriptions in the US in June was 25.3 percent, up 2.4 points since December, further solidifying its number two ranking in the market. Second quarter sales in the US were up 93 percent against the destocking that occurred in the second quarter last year. This brings the first half growth rate (up 27 percent) back closer in line with underlying growth.

  Seroquel™ experienced good growth outside the US as well, with sales up 36 percent in the second quarter and 25 percent year to date. Sales in Europe were up 38 percent in the first half, where market share gains have accelerated since the launch of the bipolar mania indication.

  Zomig™ sales outside the US grew by 4 percent in the second quarter and 6 percent for the first half. The large increase in US sales in the second quarter 2004 reflect sales to Medpointe, our US distributor, compared to the second quarter 2003 when sales were made by AstraZeneca to the market, which experienced significant destocking in the quarter.

Geographic Sales

	SecondQuarter		CER %	Half Year		CER %

	2004	2003		2004	2003

USA	2,288	1,962	+17	4,567	4,432	+3
Europe	1,928	1,646	+3	3,803	3,201	+3
Japan	376	293	+13	666	536	+10
RoW	696	535	+18	1,326	1,002	+19

  US sales trends have been affected by inventory movements in the current and prior year periods. Estimated underlying growth was 11 percent in the quarter and for the first half.

  Sales for the key growth products were up 32 percent in Europe in the first half, including strong growth for Nexium™ (up 25 percent), Symbicort™ (up 35 percent), Arimidex™ (up 53 percent) as well as the sales from the launch of Crestor™.

  Strong growth in oncology products (up 24 percent) and Losec™ (up 23 percent) drove the first half performance in Japan.
5

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Reported sales increased by 19 percent and operating profit by 25 percent. At constant exchange rates sales increased by 11 percent and operating profit by 15 percent.

The Company has entered into inventory management agreements with some US customers, including the three largest wholesalers. Transition to the new arrangements began in the second quarter, and at the end of June, inventory levels at wholesalers are estimated to be around $75 million higher than target levels. Our analysis suggests this represents a reduction of $175 million from the end of the first quarter.

Currency differences have continued to benefit our results. Compared with quarter two last year the euro was 6 percent stronger than the US dollar, benefiting sales, although the Swedish krona and sterling were also stronger, increasing costs. Overall, currency benefited EPS by around 3 cents in comparison with quarter two last year, as a result of the beneficial exchange rate profile together with hedging gains in the current quarter compared to losses in the prior year.

Gross margin improved by 1.7 percentage points to 76.9 percent of sales for the quarter. Approximately half of this was due to proportionately lower Merck payments (reduced to 5.2 percent of sales in the quarter) as the sales mix continues to improve. The remainder is due to underlying productivity and currency, including the exchange gains noted above.

In aggregate, R&D and SG&A expenses were $3,042 million, an increase of 14 percent in CER terms (24 percent on a reported basis) versus second quarter last year. R&D expenditure was at broadly the same level as quarter one, while SG&A increased as a result of product launches in the quarter and the start up of new consumer campaigns.

Operating margin for the quarter was 21.0 percent, an increase of 1.0 point over the same period last year. Higher other income benefited margin by 1.3 points, explained principally by the gain on the disposal of the Durascan business, and this was offset by 1.0 point from the increase in SG&A and R&D. Currency benefited margin by around 0.5 points.

First Half

Reported sales increased by 13 percent and operating profit by 1 percent. At constant exchange rates sales increased by 5 percent and operating profit fell by 5 percent. Cumulatively, exchange benefited EPS by around 6 cents. Based on current exchange rates we expect to see minimal benefits going forward. Around half of the year to date benefit to EPS is likely to be reversed as a result of hedging benefits seen in the second half of last year not being repeated.

Gross margin increased by 1.6 points to 77.2 percent. The reduction in Merck payments (to 5.4 percent of sales) contributed about 1 point of this, with the rest coming from operating improvements and currency.

Cumulatively, R&D and SG&A grew by 13 percent (24 percent actual growth) over the same period last year although the expenditure was broadly in line with the levels seen since the second half of last year. Operating margin for the half year was 21.1 percent, 2.5 points below the same point last year. This is a result of the relative growth of R&D and SG&A compared to sales growth in the period.

6

AstraZeneca PLC

Interest and Dividend Income

Net interest and dividend income for the first half was $57 million (2003 $53 million), $28 million in the second quarter (2003 $32 million). Included in net interest is a gain arising from the close out of an interest rate swap which has offset a decline in the core net interest income as US dollar yields have been lower than last year whilst interest payments have increased.

Taxation

The effective tax rate for the half year was 27.0 percent compared with 27.5 percent for the comparative period in 2003. The effective tax rate for the second quarter 2004 was 26.4 percent.

Cash Flow

Cash generated from operating activities before exceptional items in the first half of the year fell slightly to $2,392 million from $2,473 million in 2003. Cash expenditure on exceptional items was $7 million compared with $381million in the first half of 2003, which included the settlement of the US Department of Justice investigation into Zoladex™.

Tax paid and capital expenditures were both slightly lower than last year, as were the cash proceeds from divestments. Despite the higher dividend payment, the net cash inflow before financing was $262 million higher than in the first half of 2003. During quarter two a $750 million bond was issued.

Dividends

The Board has recommended a 15 percent increase in the first interim dividend to $0.295 (16.0 pence, SEK 2.20) to be paid on 20 September 2004 to all shareholders on the register on 13 August 2004.

Share Repurchase Programme

During the second quarter 7.7 million shares were repurchased for cancellation at a total cost of $360 million, bringing the total repurchases for the first half of the year to 20.2 million shares at a total cost of $968 million.

The total number of shares that remain in issue at 30 June 2004 is 1,675 million.

Updated R&D Pipeline Table

An updated R&D pipeline table is available on the Company’s website, www.astrazeneca.com, under information for investors.

Upcoming Milestones and Key Events

6 October 2004	Annual Business Review meeting
21 October 2004	Announcement of third quarter results
October/November 2004	Communication of 2003 IFRS restatements

Sir Tom McKillop
Chief Executive

7

Item 3

Consolidated Profit & Loss Account
	2004 $m	2003 $m
For the six months ended 30 June

Sales	10,362	9,171
Cost of sales	(2,365)	(2,237)
Distribution costs	(86)	(75)
Research and development	(1,923)	(1,597)
Selling, general and administrative expenses	(3,968)	(3,163)
Other operating income	170	62

Operating profit	2,190	2,161
Net interest and dividend income	57	53

Profit on ordinary activities before taxation	2,247	2,214
Taxation	(606)	(609)

Profit on ordinary activities after taxation	1,641	1,605
Attributable to minorities	(7)	(7)

Net profit for the period	1,634	1,598

Dividends to shareholders	(494)	(436)

Retained profit for the period	1,140	1,162

Earnings per Ordinary Share	$0.97	$0.93
Diluted earnings per Ordinary Share	$0.97	$0.93

Weighted average number of Ordinary Shares in issue (millions)	1,684	1,714

Diluted average number of Ordinary Shares in issue (millions)	1,686	1,716

Consolidated Profit & Loss Account
	2004 $m	2003 $m
For the quarter ended 30 June

Sales	5,288	4,436
Cost of sales	(1,220)	(1,102)
Distribution costs	(44)	(40)
Research and development	(980)	(815)
Selling, general and administrative expenses	(2,062)	(1,637)
Other operating income	129	47

Operating profit	1,111	889
Net interest and dividend income	28	32

Profit on ordinary activities before taxation	1,139	921
Taxation	(301)	(253)

Profit on ordinary activities after taxation	838	668
Attributable to minorities	(5)	(2)

Net profit for the period	833	666

Dividends to shareholders	(494)	(436)

Retained profit for the period	339	230

Earnings per Ordinary Share	$0.50	$0.39
Diluted earnings per Ordinary Share	$0.50	$0.39

Weighted average number of Ordinary Shares in issue (millions)	1,679	1,712

Diluted average number of Ordinary Shares in issue (millions)	1,681	1,714

Consolidated Balance Sheet
	30 June 2004 $m	30 June 2003 $m

Fixed assets
Tangible fixed assets	7,526	7,005
Goodwill and intangible assets	2,741	2,863
Fixed asset investments	145	47

	10,412	9,915

Current assets
Stock	3,138	2,765
Debtors	6,564	5,479
Cash and short-term investments	3,984	3,987

	13,686	12,231

Total assets	24,098	22,146

Creditors due within one year
Short-term borrowings and current instalments of loans	(102)	(55)
Other creditors	(7,519)	(7,047)

	(7,621)	(7,102)

Net current assets	6,065	5,129

Total assets less current liabilities	16,477	15,044

Creditors due after more than one year
Loans	(1,035)	(323)
Other creditors	(56)	(42)
Provisions for liabilities and charges	(2,105)	(1,922)

	(3,196)	(2,287)

Net assets	13,281	12,757

Capital and reserves
Shareholders’ funds – equity interests	13,195	12,696
Minority equity interests	86	61

Shareholders’ funds & minority interests	13,281	12,757

Statement of Total Recognised Gains and Losses
	2004 $m	2003 $m
For the six months ended 30 June

Net profit for the period	1,634	1,598
Exchange adjustments on net assets	(227)	647

Total recognised gains and losses relating to the period	1,407	2,245

Consolidated Cash Flow Statement
	2004 $m	2003 $m
For the six months ended 30 June

Cash flow from operating activities
Operating profit	2,190	2,161
Depreciation	461	417
Amortisation	155	141
Increase in working capital	(372)	(346)
Other non-cash movements	(42)	100

Net cash inflow from operating activities before exceptional
items	2,392	2,473
Outflow related to exceptional items	(7)	(381)

Net cash inflow from operating activities	2,385	2,092

Returns on investments and servicing of finance	70	33

Tax paid	(713)	(762)

Capital expenditure and financial investment
Net cash expenditure on fixed assets	(644)	(673)
Cash expenditure on fixed asset investments	(7)	-

	(651)	(673)

Acquisitions and disposals	68	80

Equity dividends paid to Shareholders	(897)	(770)

Net cash inflow before management of liquid
resources and financing	262	-

Management of liquid resources
Movement in short-term investments and fixed deposits (net)	327	487

Financing	(162)	(604)

Increase/(decrease) in cash in the period	427	(117)

Net cash funds

Net cash inflow before management of liquid resources and financing	262	-
AstraZeneca PLC Ordinary Shares
Issued for cash	72	26
Repurchased for cash	(968)	(311)

Outflow of net cash funds in the period	(634)	(285)

Independent Review Report by KPMG Audit Plc to AstraZeneca PLC

Introduction

We have been engaged by the Company to review the financial information for the six month period ended 30 June 2004 set out on pages 8, 10 to 11 and 13 to 16 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of Interim Financial Information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc Chartered Accountants 8 Salisbury Square London
22 July 2004

Notes to the Interim Financial Statements

1    BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the six months ended 30 June 2004 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2003, except that, during the period, the Company adopted UITF No. 38 "Accounting for ESOP Trusts". This adoption had no effect on net profit or shareholders’ funds. The information contained in Note 5 below updates the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2003.

The financial statements are unaudited but have been reviewed by the auditors and their report is set out above. Statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies. The auditor’s report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2   INTERNATIONAL ACCOUNTING

Under current European proposals, AstraZeneca will be required to adopt International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) when preparing its consolidated Financial Statements from 2005 onwards. In the Annual Report and Form 20-F Information 2003 it was noted that the major areas of impact on net profit and shareholders’ funds would be share based payments, goodwill amortisation, deferred tax and pensions and there has been no change from this initial assessment. For pensions, AstraZeneca expects to adopt the proposed amendment to IAS19 "Employee benefits" which replicates FRS17 "Retirement benefits" by allowing actuarial surpluses and deficits to be taken to reserves. Overall the impacts on 2003 net profit and shareholders’ funds are not expected to be material. Net profits and shareholders’ funds for 2004 will be affected in the same areas, together with some further adjustments to fair values, assuming the relevant standard IAS39 "Financial Instruments: Recognition and Measurement" is available for adoption.

AstraZeneca’s first results reported under IFRS will be interim results for Q1 2005. Prior to this the Company intends to provide information on both 2003 and 2004 results under IFRS/IAS. The proposed timetable for communication of restated results is:

October/November 2004
Communication of 2003 IFRS restatements
January/February 2005
Communication of 2004 IFRS restatements
(including quarterly restatements)

Communications will include primary financial statements together with details of changes in accounting policies and reconciliation to UK GAAP results. In addition a separate conference call will be considered after the third quarter results if investor demand requires it. With the 2004 year end results announcement in January it is anticipated that a full year reconciliation between UK GAAP and IFRS will be presented to enable 2005 earnings guidance to be based on 2004 IFRS earnings.

3 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS
	2004 $m	2003 $m
For the six months ended 30 June

Shareholders’ funds at beginning of period	13,178	11,172

Net profit for the period	1,634	1,598
Dividends to Shareholders	(494)	(436)

	1,140	1,162
Issue of AstraZeneca PLC Ordinary Shares	72	26
Repurchase of AstraZeneca PLC Ordinary Shares	(968)	(311)
Foreign currency adjustment	(227)	647

Net addition to Shareholders’ funds	17	1,524

Shareholders’ funds at end of period	13,195	12,696

4   NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 31 Dec 2003 $m	Cash flow $m	Other non-cash $m	Exchange movements $m	At 30 June 2004 $m

Loans due after 1 year	(303)	(732)	-	-	(1,035)
Current instalments of loans	-	-	-	-	-

Total loans	(303)	(732)	-	-	(1,035)

Short-term investments	3,218	(327)	-	1	2,892
Cash	733	376	-	(17)	1,092
Overdrafts	(152)	51	-	1	(100)
Short-term borrowings	-	(2)	-	-	(2)

	3,799	98	-	(15)	3,882

Net cash funds	3,496	(634)	-	(15)	2,847

Issue of AstraZeneca PLC Ordinary Shares		(72)

Repurchase of AstraZeneca PLC Ordinary Shares		968

Net cash inflow before management of liquid resources and financing		262

5   LEGAL PROCEEDINGS

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2003.

Matters previously disclosed in respect of the first quarter of 2004

Plendil™ (felodipine)
In April 2004, Zenith Goldline Pharmaceuticals, Inc. (now known as Ivax Pharmaceuticals, Inc.) filed a motion for summary judgment on the issue of non-infringement in the patent infringement action pending between AstraZeneca Pharmaceuticals LP and Zenith/Ivax in the US District Court for the District of New Jersey. The patent infringement action against Zenith/Ivax, which AstraZeneca filed in July 2001, resulted from a May 2001 letter to AstraZeneca in which Zenith/Ivax declared its intention to market a generic version of Plendil™ extended release tablets (felodipine) prior to the expiration of AstraZeneca’s patent covering the extended release formulation. Zenith/Ivax filed counterclaims in the litigation alleging non-infringement. The parties have completed the briefing on Zenith/Ivax’s motion. No hearing date for the motion has been set.

Toprol-XL™ (metoprolol succinate)
In April 2004, AstraZeneca filed proceedings against Eon Labs Manufacturing Inc. in the US District Court for the District of Delaware following Eon’s notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market generic forms of Toprol-XL™ in the 25mg, 50mg, 100mg and 200mg doses. AstraZeneca maintains that its patents are valid and infringed by Eon’s products.

Additional government investigations into drug marketing practices
Since publication of the Annual Report and Form 20-F Information 2003, AstraZeneca has received two subpoenas from the US Attorney’s Office in Boston, Massachusetts. The first seeks documents relating to promotional programmes involving healthcare professionals at three regional healthcare entities in the Boston area. The second seeks documents relating to the marketing and sale of three products (Zestril™, Naropin™ and Cefotan™) to a leading provider of pharmacy services to long term care facilities. AstraZeneca is co-operating fully with the document requests.

Matters disclosed in respect of the second quarter of 2004

Losec™ / Prilosec™ (omeprazole)
In March 2004, the German Supreme Court heard AstraZeneca’s appeal against the March 2000 decision of the German Federal Patent Court which ruled that AstraZeneca’s formulation patent for omeprazole in Germany was invalid. The German Supreme Court confirmed the decision of the German Federal Patent Court declaring the patent invalid. AstraZeneca has sought leave to appeal this decision to the German Constitutional Court.

Following the German Supreme Court decision, ratiopharm GmbH is seeking damages from AstraZeneca for lost sales due to the interlocutory injunction previously obtained by AstraZeneca against ratiopharm based on the formulation patent.

Drug Importation Anti-trust Litigation

In May 2004, plaintiffs in a purported class action filed complaints in the US District Court in Minnesota and in New Jersey, alleging that AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturer defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, "depriving consumers of the ability to purchase" drugs at competitive prices. The New Jersey case was voluntarily dismissed in July 2004 and only the Minnesota proceedings remain pending. The plaintiffs seek injunctive relief, restitution and other remedies.

StarLink
AstraZeneca Insurance Company Limited (AZIC) has commenced arbitration proceedings in the UK against insurers in respect of amounts paid by Garst Seed Company of the US in settlement of claims arising in the US from Garst’s sale of StarLink, a genetically engineered corn seed. AstraZeneca’s interest in Garst is through AstraZeneca’s 50% ownership of Advanta BV, the sale of which by AstraZeneca to Syngenta AG was recently announced. AZIC’s claim against the insurers will not be affected by the disposal of AstraZeneca’s interest in Advanta BV.

Salick Health Care, Inc.
In April 2004, a subsidiary of Salick Health Care, Inc. (SHC) received a subpoena from the US Department of Justice seeking, among other items, medical records and related documentation for services provided to patients at the Comprehensive Cancer Center at Desert Regional Medical Center in Palm Springs, California. The Comprehensive Cancer Center is managed by the SHC subsidiary which is co-operating fully with the document request.

General
With respect to each of the legal proceedings described above, we are unable to make estimates of the loss or range of losses at this stage. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings.

6 HALF YEAR TERRITORIAL SALES ANALYSIS
			% Growth

	1st Half 2004 $m	1st Half 2003 $m		Constant Currency

US	4,567	4,432	3	3
Canada	449	330	36	19

North America	5,016	4,762	5	4

France	847	688	23	5
UK	281	274	3	(9)
Germany	467	390	20	2
Italy	543	450	21	3
Sweden	153	152	1	(14)
Europe others	1,512	1,247	21	6

Total Europe	3,803	3,201	19	3

Japan	666	536	24	10
Rest of World	877	672	31	19

Total	10,362	9,171	13	5

7 SECOND QUARTERTERRITORIAL SALES ANALYSIS
			% Growth

	2nd Quarter 2004 $m	2nd Quarter 2003 $m	Actual	Constant Currency

US	2,288	1,962	17	17
Canada	231	174	33	20

North America	2,519	2,136	18	17

France	405	359	13	(1)
UK	149	130	15	-
Germany	241	207	16	2
Italy	288	242	19	4
Sweden	74	73	1	(11)
Europe others	771	635	21	9

Total Europe	1,928	1,646	17	3

Japan	376	293	28	13
Rest of World	465	361	29	17

Total	5,288	4,436	19	11

8 HALF YEAR PRODUCT SALES ANALYSIS
	World				US

	1st Half 2004 $m	1st Half 2003 $m	Actual Growth %	Constant Currency Growth %	1st Half 2004 $m	Actual Growth %

Gastrointestinal:
Losec	1,071	1,406	(24)	(32)	208	(64)
Nexium	1,826	1,466	25	20	1,280	16
Others	38	35	9	(2)	11	-

Total Gastrointestinal	2,935	2,907	1	(6)	1,499	(12)

Cardiovascular:
Zestril	222	226	(2)	(13)	31	(28)
Seloken	653	748	(13)	(16)	453	(21)
Atacand	425	358	19	8	125	(9)
Plendil	259	239	8	2	106	19
Tenormin	178	165	8	(4)	15	15
Crestor	336	12	n/m	n/m	185	-
Others	175	188	(7)	(18)	9	-

Total Cardiovascular	2,248	1,936	16	8	924	7

Respiratory:
Pulmicort	526	490	7	1	280	7
Rhinocort	181	186	(3)	(6)	127	(7)
Symbicort	393	249	58	37	-	-
Accolate	53	56	(5)	(9)	36	(5)
Oxis	51	60	(15)	(27)	-	-
Others	83	74	12	-	-	-

Total Respiratory	1,287	1,115	15	5	443	2

Oncology:
Zoladex	439	406	8	(3)	92	10
Casodex	478	417	15	4	107	(19)
Nolvadex	69	100	(31)	(39)	3	(92)
Arimidex	357	236	51	39	130	29
Iressa	196	66	196	182	100	n/m
Faslodex	49	37	32	29	43	16
Others	8	9	(11)	(22)	-	-

Total Oncology	1,596	1,271	26	15	475	16

Neuroscience:
Seroquel	936	714	31	27	694	27
Zomig	186	162	15	6	83	6
Diprivan	248	234	6	-	128	4
Local anaesthetics	270	223	21	9	60	13
Others	38	37	3	(8)	10	-

Total Neuroscience	1,678	1,370	22	16	975	21

Infection and Other:
Merrem	209	154	36	24	36	44
Other Products	136	141	(4)	(11)	59	20

Total Infection and Other	345	295	17	8	95	28

Salick Health Care	148	134	10	10	148	10
Astra Tech	125	94	33	16	8	14
Marlow Foods	-	49	n/m	n/m	-	n/m

Total	10,362	9,171	13	5	4,567	3

n/m not meaningful

9 SECOND QUARTERPRODUCT SALES ANALYSIS
	World			US

	2nd Quarter 2004 $m	2nd Quarter 2004 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2004 $m	Actual Growth %

Gastrointestinal:
Losec	531	714	(26)	(33)	117	(60)
Nexium	891	631	41	36	609	39
Others	17	17	-	(6)	4	33

Total Gastrointestinal	1,439	1,362	6	-	730	-

Cardiovascular:
Zestril	117	118	(1)	(10)	19	(17)
Seloken	320	380	(16)	(19)	216	(26)
Atacand	216	152	42	30	57	63
Plendil	148	129	15	10	73	46
Tenormin	93	81	15	3	4	-
Crestor	207	9	n/m	n/m	113	n/m
Others	92	98	(6)	(15)	7	40

Total Cardiovascular	1,193	967	23	15	489	21

Respiratory:
Pulmicort	244	239	2	(3)	123	(4)
Rhinocort	100	96	4	1	71	4
Symbicort	205	127	61	42	-	-
Accolate	23	25	(8)	(12)	14	(7)
Oxis	26	29	(10)	(20)	-	-
Others	41	36	14	6	-	-

Total Respiratory	639	552	16	7	208	(1)

Oncology:
Zoladex	226	213	6	(4)	45	7

Casodex	249	228	9	(1)	51	(29)
Nolvadex	38	39	(3)	(13)	2	(60)
Arimidex	191	143	34	24	68	-
Iressa	103	47	119	106	49	172
Faslodex	23	15	53	46	19	27
Others	4	5	(20)	(20)	-	-

Total Oncology	834	690	21	11	234	6

Neuroscience:
Seroquel	488	270	81	75	357	93
Zomig	91	54	69	56	37	311
Diprivan	126	98	29	22	65	55
Local anaesthetics	140	122	15	5	30	(9)
Others	21	19	11	-	7	75

Total Neuroscience	866	563	54	46	496	82

Infection and Other:
Merrem	112	80	40	29	18	50
Other Products	64	85	(25)	(30)	32	(11)

Total Infection and Other	176	165	7	(1)	50	4

Salick Health Care	77	69	12	12	77	12
Astra Tech	64	50	28	14	4	-
Marlow Foods	-	18	n/m	n/m	-	n/m

Total	5,288	4,436	19	11	2,288	17

n/m not meaningful

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The profit and loss account and balance sheet set out on pages 8 and 10 are prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP), which differ in certain material respects from those generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the Annual Report and Form 20-F Information 2003. The approximate effects on income and shareholders’ equity of the GAAP differences are shown below.

	1st Half 2004 $m	1st Half 2003 $m

Net income for the period under UK GAAP from continuing operations	1,634	1,598

Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles):
- deemed acquisition of Astra (amortisation and other acquisition adjustments)	(508)	(461)
- others	30	28
Capitalisation less disposals and amortisation of interest	10	3
Software costs	(4)	(45)
Deferred taxation
- on fair values of Astra	142	129
- others	22	(49)
Pension expense and other post-retirement benefits expense	(16)	(14)
Share based compensation	(1)	(4)
Fair value of derivative financial instruments	(65)	(11)
Deferred income recognition	-	12
Unrealised losses on foreign exchange and others	-	(1)

Net income in accordance with US GAAP	1,244	1,185

Net income per Ordinary Share under US GAAP – basic and diluted	$0.74	$0.69

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

	30 June 2004 $m	30 June 2003 $m

Shareholders’ equity under UK GAAP	13,195	12,696

Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles):
- deemed acquisition of Astra
- goodwill	13,884	13,406
- tangible and intangible fixed assets	6,926	7,658
- others	175	114
Capitalisation, less disposals and amortisation of interest	265	241
Deferred taxation
- on fair value of Astra	(2,103)	(2,300)
- others	(175)	(218)
Dividend	494	436
Pension expense and other post-retirement benefits expense	(550)	(309)
Software costs capitalised	42	19
Fair value of derivative financial instruments	40	101
Deferred income recognition	-	(2)
Others	53	96

Shareholders’ equity in accordance with US GAAP	32,246	31,938

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual Business Review 2004	6 October 2004

Announcement of third quarter and nine months 2004 results	21 October 2004

DIVIDENDS

The record date for the first interim dividend payable on 20 September 2004 (in the UK, Sweden and the US) is 13 August 2004. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 11 August 2004. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Cefotan Crestor Diprivan Exanta Faslodex Iressa Losec Naropin Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities Register
Transfer Office	for ADRs		Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
The Causeway	Providence	W1K 1LN	SE-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
UK
BN99 6DA
Tel: +44 (0)121 415 7033	Tel: +1 (781) 575 4328	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. These interim financial statements contain forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 July 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2424 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,673,193,869.

G H R Musker
Company Secretary
26 July 2004

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 July 2004, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2418 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,672,743,869.

G H R Musker
Company Secretary
28 July 2004

Item 6

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 27 JULY 2004, WE WERE INFORMED BY WELLINGTON MANAGEMENT COMPANY, LLP, A REGISTERED INVESTMENT ADVISOR IN THE US, THAT IT HAS A NOTIFIABLE INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC OF 53,510,141 SHARES WHICH REPRESENTS 3.20 PER CENT OF THE ISSUED ORDINARY CAPITAL OF THE COMPANY.

G H R MUSKER
COMPANY SECRETARY
28 JULY 2004

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 July 2004, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2420 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,672,295,869.

G H R Musker
Company Secretary
29 July 2004